[redacted]

RECEIVED FEB 28 2011 SEC MAIL PROCESSING SECTION WASHINGTON, D.C. 211

11020752

8-68640

OMB APPROVAL
Not subject to P.L. 96-511

UNITED
SECURITIES AND EX
Washington, D.C. 20549

FORM 9-M

IRREVOCABLE APPOINTMENT OF AGENT FOR SERVICE OF PROCESS, PLEADINGS AND OTHER PAPERS BY PARTNERSHIP NON-RESIDENT BROKER OR DEALER

THIS FORM SHALL BE FILED IN DUPLICATE ORIGINAL

JF 1. The ~~partners~~ members of AUTONOMOUS RESEARCH LLP (Name of partnership), a LIMITED LIABILITY partnership having its principal place of business at 11 IRONMONGER LANE, LONDON, EC2V 8JN, UNITED KINGDOM (Address in full), hereby designate and appoint, without power of revocation, the United States Securities and Exchange Commission as the agent of said partnership as now or hereafter constituted, upon whom may be served all process, pleadings, and other papers in any civil suit or action brought against it in any appropriate court in any place subject to the jurisdiction of the United States, with respect to any cause of action which (a) accrues during the period beginning when its registration as a broker or dealer becomes effective pursuant to Section 15 of the Securities Exchange Act of 1934 and the rules and regulations thereunder and ending either when such registration is cancelled or revoked, or when the Commission receives a notice to withdraw from such registration, whichever is earlier, (b) arises out of any activity, in any place subject to the jurisdiction of the United States, occurring in connection with the conduct of business of said partnership as a broker or dealer, and (c) is founded, directly or indirectly, upon the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, the Investment Advisers Act of 1940, or any rule or regulation under any of said Acts; and

JF 2. The said ~~partners~~ members of AUTONOMOUS RESEARCH LLP (Name of partnership), hereby consent, stipulate and agree, without power of revocation, (a) that any such civil suit or action may be commenced against it by the service of process upon the Commission and the forwarding by the Commission of a copy thereof by registered mail to it at the last address of record filed by it with the commission, (b) that all service of process, pleadings, or other papers upon the Commission and the forwarding of a copy thereof by registered mail to it at the last address of record filed by it with the Commission shall be taken and held in all courts to be as valid and binding as if due personal service had been made upon it, and (c) that service upon the Commission may be effected by delivering copies of said process, pleadings or other papers to the Secretary of the Commission or to any other person designated by the Commission for such purpose, and that the certificate of the Secretary of the Commission or of such other person reciting that said process, pleadings or other papers were received by the Commission and that a copy thereof was forwarded to said partnership at the last address of record filed by it with the Commission shall constitute evidence of such service upon it.

3. This irrevocable power of attorney, consent, stipulation and agreement shall continue in effect notwithstanding the subsequent withdrawal or admission of any partner if (a) such withdrawal or admission does not as a matter of law create a new partnership, or (b) if a successor partnership continues to operate on the basis of the registration of the old firm, whether or not in accordance with the conditions prescribed in the Securities Exchange Act of 1934 or the rules and regulations thereunder. In the event of dissolution of the partnership this irrevocable power of attorney, consent, stipulation and agreement shall nevertheless continue in effect for any action against the former partners or the partnership in dissolution.

IN WITNESS WHEREOF, JONATHAN FIRKINS (Name of ~~general partner~~ member authorized to execute this instrument), JF duly authorized by all of the ~~partners~~ members of said partnership, has executed this irrevocable power of attorney, consent, stipulation and agreement for and on behalf of said partnership at LONDON, ENGLAND

this 7th day of July A.D., ~~19~~ 2010

IN THE PRESENCE OF:
Notary Public London, England
(Alisa Grafton)

AUTONOMOUS RESEARCH LLP
(Partnership)

By [signature]
(~~General Partner~~) member

[redacted]

SEC 878 (8-88)

NOTE: The person executing this irrevocable power of attorney, consent, stipulation and agreement should appear before a person authorized to administer acknowledgments in the jurisdiction in which it is executed and acknowledge that he executed it on behalf of said partnership as its free and voluntary act. The acknowledgment should be in the form prescribed by the law of the jurisdiction in which it is executed. *The form of acknowledgment suggested below should be used only if it is consistent with the requirements of the law of such jurisdiction.*

The failure of any acknowledgment to meet applicable requirements shall not affect the validity or effect of the foregoing irrevocable power of attorney, consent, stipulation and agreement.

~~Province (or State) of~~ England & Wales
~~County of~~ City of London } ss.

I, ALISA GRAFTON,
(Name)

NOTARY PUBLIC, in and for ~~(said County in) the~~ LONDON, ENGLAND
(Official position of person administering acknowledgment)

~~Province (or State)~~ aforesaid, do hereby certify that JONATHAN FIRKINS
(Name of ~~general partner)~~ MEMBER

personally appeared before me this day, stated that he is a ~~general partner~~ MEMBER of AUTONOMOUS RESEARCH LLP
(Name of partnership)

LIMITED LIABILITY that he is the same person named in the foregoing instrument as a ~~general partner~~ MEMBER of said LIMITED LIABILITY partnership, that he has been duly authorized by all of the ~~partners to~~ MEMBERS to execute said instrument for the LIMITED LIABILITY partnership, and that he signed and sealed said instrument for and on behalf of said LIMITED LIABILITY partnership and its free and voluntary act for the uses and purposes therein set forth.

Given under my hand and seal this 7th day of JULY A.D., ~~19~~ 2010

(Seal)

(Name of Official)

NOTARY PUBLIC
LONDON, ENGLAND
ALISA GRAFTON
(Official position)
(My Commission expires with Life)

My commission (or office) expires:

WITH LIFE
(Date)

CHEESWRIGHTS
NOTARIES PUBLIC
Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile: 020 7623 5428

Form of Undertaking Required Pursuant to
Rule 17(a)-7(b)(1)

The undersigned hereby undertakes to furnish at its own expense to the Securities and Exchange Commission at its principal office in Washington, D.C. or at any Regional or District Office of said Commission specified in a demand for copies of books and records made by or on behalf of said Commission, true, correct, complete and current copies of any or all, or any part, of the books and records which the undersigned is required to make, keep current or preserve pursuant to any provision of any rule or regulation of the Securities and Exchange Commission under the Securities Exchange Act of 1934. This undertaking shall be suspended during any period when the undersigned is making, keeping current, and preserving copies of all of said books and records at a place within the United States in compliance with Rule 204.17a-7, (Rule X-17A-7), under the Securities Exchange Act of 1934. This undertaking shall be binding upon the undersigned and the heirs, successors and assigns of the undersigned, and the written irrevocable consents and powers of attorney of the undersigned, its general partners and managing agents filed with the Securities and Exchange Commission shall extend to and cover any action to enforce same.

[signature]

Signature of person authorized to sign undertaking on behalf of Registrant

JONATHAN FIRKINS

Name (printed or typed)

AUTONOMOUS RESEARCH LLP

Name of Registrant

11 IRONMONGER LANE

LONDON, SE1 3HX, UNITED KINGDOM

Address

CRD 150232

SEC File No.